Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated November 4, 2016, Series A	Registration Statement No. 333-213265

Prospectus Supplement dated November 4, 2016 and

Product Supplement EQUITY-1 dated January 24, 2017)

Dated October 25, 2017

$9,000,000

BofA Finance LLC

5.60% Issuer Callable Daily Range Accrual Notes Linked to the Russell 2000® Index, due April 28, 2025

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TBL4.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes.
•	The notes do not guarantee a full return of your principal at maturity, and you could lose up to 80% of the principal amount at maturity.
•	The notes will mature on April 28, 2025, unless previously called.
•	Payments on the notes will depend on the performance of the Russell 2000® Index (Bloomberg ticker: “RTY”) (the “Market Measure”).
•	Interest, if payable, will be paid monthly, on the dates specified below. For each monthly interest period, you will receive interest at a variable rate per annum equal to the product of:
(a)	the Base Rate of 5.60%; and
(b)	N/D; where,

“N” = the number of trading days in the applicable monthly Observation Period (as defined below) on which the closing level of the Market Measure is greater than or equal to the Accrual Barrier; and

“D” = the total number of trading days in the applicable Observation Period.

•	We have the right to redeem all, but not less than all, of the notes on any Call Date at 100% of the principal amount, plus any accrued and unpaid interest. The “Call Date” will be each Interest Payment Date beginning on October 28, 2018 and ending on March 28, 2025. No further amounts will be payable following an early redemption.
•	If the notes are not redeemed prior to maturity, the amount you will be entitled to receive at maturity per $1,000 in principal amount of the notes (the “Redemption Amount”) will be determined as follows:
a)	if the Ending Value of the Market Measure is greater than or equal to the Threshold Value, you will receive at maturity the principal amount;
b)	if the Ending Value is less than the Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value is less than the Threshold Value. In that case, the Redemption Amount will be less than the principal amount.

In each case, you will receive any accrued and unpaid interest.

•	The “Accrual Barrier” and the “Threshold Value” are 80% of the Starting Value.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of October 25, 2017 (the “pricing date”) is $947 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-17 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000	$ 9,000,000
Underwriting Discount	$40	$ 360,000
Proceeds (before expenses) to BofA Finance	$960	$ 8,640,000

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on October 27, 2017 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-8
DESCRIPTION OF THE NOTES	pS-11
THE MARKET MEASURE	pS-13
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S and CONFLICTS OF INTEREST	pS-16
STRUCTURING THE NOTES	pS-17
VALIDITY OF THE NOTES	pS-17
U.S. FEDERAL INCOME TAX SUMMARY	pS-18

SUMMARY

The 5.60% Issuer Callable Daily Range Accrual Notes Linked to the Russell 2000® Index, due April 28, 2025 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

If, on any trading day during an Observation Period, the closing level of the Market Measure is greater than or equal to the Accrual Barrier, the interest will accrue on that day at a rate of 5.60% per annum. Otherwise, no interest will accrue on that day. Prior to the maturity date, on each Interest Payment Date beginning on October 28, 2018 and ending on March 28, 2025, we have the right to redeem all, but not less than all, of the notes at 100% of the principal amount, plus any accrued and unpaid interest. No further amounts will be payable following an early redemption. If the notes are not called prior to maturity, in addition to any accrued and unpaid interest, if the Ending Value of the Market Measure is greater than or equal to the Threshold Value, at maturity you will receive the principal amount. If the Ending Value is less than the Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value is less than the Threshold Value.

Any payments on the notes depend on the credit risk of BofA Finance and BAC and on the performance of the Market Measure. The economic terms of the notes (including the Base Rate, the Accrual Barrier and the Threshold Value) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-17.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 7.5 years, if not previously called
Pricing Date:	October 25, 2017
Issue Date:	October 27, 2017
Calculation Day:	April 24, 2025, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement.
Maturity Date:	April 28, 2025
Market Measure:	The Russell 2000® Index (Bloomberg ticker: “RTY”), a price return index.
Interest:

For each monthly interest period, you will receive interest at a variable rate per annum equal to the product of:

(a)       Base Rate; and

(b)       N/D; where,

“N” = the number of trading days in the applicable Observation Period on which the closing level of the Market Measure is greater than or equal to the Accrual Barrier; and

“D” = the total number of trading days in the applicable Observation Period.
Base Rate:	5.60%
Accrual Barrier:	1,194.782, which is 80% of the Starting Value, rounded to three decimal places.
Observation Periods:	The first Observation Period will be from but excluding the pricing date to and including the first Observation Date. Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.
Observation Dates:	The 24th of each month during the term of the notes, beginning on November 24, 2017 and ending on the calculation day.
Interest Periods:	Monthly. The first interest period will be from but excluding the issue date to and including the first Interest Payment Date. Each subsequent interest period will be from but excluding an Interest Payment Date to and including the next following Interest Payment. The interest rate for each monthly interest period will be the annualized interest rate for the related Observation Period, divided by 12, without regard to the number of days within the applicable interest period.
Interest Payment Dates:	Monthly, on the 28th of each month, beginning on November 28, 2017 and ending on the maturity date.
Optional Early Redemption:	On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
Early Redemption Payment:	The sum of the principal amount plus any accrued and unpaid interest.
Call Dates:	The monthly Interest Payment Dates beginning on October 28, 2018 and ending on March 28, 2025.
Starting Value:	1,493.478
Threshold Value:	1,194.782, which is 80% of the Starting Value, rounded to three decimal places.
Ending Value:	The closing level of the Market Measure on the calculation day, as determined by the calculation agent.
Redemption Amount:

If the notes have not been called prior to maturity, in addition to any accrued and unpaid interest, you will receive per note:

a)     If the Ending Value is greater than or equal to the Threshold Value:

$1,000

b)     If the Ending Value is less than the Threshold Value:

In that case, you will lose up to 80% of the principal amount. Even with any interest payments, the return on the notes could be negative.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement EQUITY-1 dated January 24, 2017: https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm
•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Redemption Amount

The following table is for purposes of illustration only. It is based on hypothetical values and show hypothetical payments at maturity on the notes. It illustrates the calculation of the Redemption Amount and total rate of return (excluding any interest payments on the notes) based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 80, and a range of hypothetical Ending Values of the Market Measure. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value and Ending Value of the Market Measure, and whether you hold the notes to maturity and whether we call the notes prior to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Market Measure” section below. The Market Measure is a price return index and as such, its closing level on any trading day and the Ending Value will not include any income generated by dividends paid on the securities included in the Market Measure, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value of the Market Measure	Percentage Change of the Market Measure	Redemption Amount per Note	Total Rate of Return on the Notes (Excluding Any Interest Payments)
0.00	-100.00%	$200.00	-80.00%
10.00	-90.00%	$300.00	-70.00%
20.00	-80.00%	$400.00	-60.00%
30.00	-70.00%	$500.00	-50.00%
40.00	-60.00%	$600.00	-40.00%
50.00	-50.00%	$700.00	-30.00%
60.00	-40.00%	$800.00	-20.00%
70.00	-30.00%	$900.00	-10.00%
80.00(1)	-20.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
100.00(2)	0.00%	$1,000.00	0.00%
110.00	10.00%	$1,000.00	0.00%
120.00	20.00%	$1,000.00	0.00%
130.00	30.00%	$1,000.00	0.00%
140.00	40.00%	$1,000.00	0.00%
150.00	50.00%	$1,000.00	0.00%
160.00	60.00%	$1,000.00	0.00%
170.00	70.00%	$1,000.00	0.00%
180.00	80.00%	$1,000.00	0.00%
190.00	90.00%	$1,000.00	0.00%
200.00	100.00%	$1,000.00	0.00%

(1) This is the hypothetical Threshold Value of the Market Measure.

(2) The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value of the Market Measure is 1,493.478.

Hypothetical Interest Payment for an Interest Period

The table below illustrates the hypothetical interest payment per $1,000 in principal amount for a single interest period, based on the Base Rate of 5.60%, assuming there are 22 trading days during the applicable Observation Period. Depending on the performance of the Market Measure, you may not receive any interest payments during the term of the notes. The numbers appearing in the table below have been rounded for ease of analysis.

Number of Trading Days During an Observation Period on Which the Closing Level of the Market Measure Is Greater Than or Equal to the Accrual Barrier	Annualized Interest Rate	Interest Payment per Note For an Interest Period
0	0.0000%	$0.0000
5	1.2727%	$1.0606
10	2.5455%	$2.1212
15	3.8182%	$3.1818
20	5.0909%	$4.2424
22	5.6000%	$4.6667

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

It is possible that you may receive no interest, or only a limited amount of interest, for one or more interest periods. It is possible that the closing level of the Market Measure will be less than the Accrual Barrier for so many days during any Observation Period that the interest payment for the relevant interest period will be less than the amount that would be paid on an ordinary debt security. The interest payment for one or more interest periods may be zero. In addition, if the closing level of the Market Measure is less than the Accrual Barrier on any days during an Observation Period, the market value of the notes may decrease and you may receive substantially less than the principal amount if you wish to sell your notes at that time.

The amount of interest payable on the notes in any month is capped and the investors will not participate in any appreciation in the level of the Market Measure. The return on the notes will be limited to the monthly interest payments that are payable with respect to each interest period during the term of the notes, if any, regardless of any increase in the level of the Market Measure. In contrast, a direct investment in the securities included in the Market Measure would allow you to receive the benefit of any appreciation in their values. Thus, any return on the notes will not reflect the return you would realize if you actually owned those securities and received the dividends paid or distributions made on those securities.

The notes are subject to early redemption at our option. On each Interest Payment Date (from and including October 28, 2018 to and including March 28, 2025), at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any such Interest Payment Date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.

Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the notes at maturity. If the Ending Value of the Market Measure is less than the Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Market Measure is less than the Threshold Value. In that case, you will lose up to 80% of the principal amount at maturity.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the performance of the Market Measure. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the

Guarantor to pay our respective obligations, such as the level of the Market Measure, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of Bank of America Corporation and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The public offering price you pay for the notes exceeds the initial estimated value. The estimated value that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Market Measure, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Market Measure. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The notes are subject to risks associated with small-size capitalization companies. The stocks composing the Market Measure are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

The publisher of the Market Measure may adjust the Market Measure in a way that affects its levels, and the publisher has no obligation to consider your interests. The publisher of the Market Measure can add, delete, or substitute the components included in the Market Measure or make other methodological changes that could change its level. A new security included in the Market Measure may perform significantly better or worse than the replaced security, and the performance will impact the level of the Market Measure. Additionally, the publisher of the Market Measure may alter, discontinue, or suspend calculation or dissemination of the Market Measure. Any of these actions could adversely affect the value of your notes. The publisher of the Market Measure will have no obligation to consider your interests in calculating or revising the Market Measure.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agents, may engage in trading activities related to the Market Measure or the securities represented by the Market Measure that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including the selling agents, also may issue or underwrite other financial instruments with returns based upon the Market Measure. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agents, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Market Measure or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Market Measure. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including the selling agents, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the product supplement) has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as income bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*   *   *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at your option.

If any scheduled Interest Payment Date or the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no additional interest will be payable as a result of that postponement.

Interest

If, on any trading day during an Observation Period, the closing level of the Market Measure is greater than or equal to the Accrual Barrier, the interest will accrue on that day at a rate of 5.60% per annum.

For each monthly interest period, you will receive interest at a variable rate per annum equal to the product of:

(a) the Base Rate of 5.60%; and

(b) N/D; where,

“N” = the number of trading days in the applicable Observation Period on which the closing level of the Market Measure is greater than or equal to the Accrual Barrier; and

“D” = the total number of trading days in the applicable Observation Period.

The “Accrual Barrier” of the Market Measure (which is 80% of the Starting Value) is set forth on PS-4 above.

The first Observation Period will be from but excluding the pricing date to and including the first Observation Date. Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date. The “Observation Dates” will be the 24th of each month during the term of the notes, beginning on November 24, 2017 and ending on the calculation day. The Observation Dates are subject to postponement as set forth in the product supplement.

For so long as the notes are held in book-entry only form, we will pay the interest payment to the persons in whose names the notes are registered at the close of business one business day prior to each Interest Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the Redemption Amount, including any final interest payment, will be paid to the persons in whose names the notes are registered on the maturity date.

Optional Early Redemption

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

The “Early Redemption Payment” will be the principal amount of your notes, plus any accrued and unpaid interest.

The “Call Dates” will be the monthly Interest Payment Dates beginning on October 28, 2018 and ending on March 28, 2025.

Redemption Amount

If your notes are not called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, in addition to any accrued and unpaid interest, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be calculated as follows:

•	If the Ending Value of the Market Measure is greater than or equal to the Threshold Value, the Redemption Amount will equal:

$1,000

•	If the Ending Value of the Market Measure is less than the Threshold Value, the Redemption Amount will equal:

In this case, the Redemption Amount will be less than the principal amount of the notes, and you will lose up to 80% of your principal.

The “Threshold Value” of the Market Measure (which is 80% of the Starting Value) is set forth on PS-4 above.

Determining the Starting Value and the Ending Value of the Market Measure

The “Starting Value” is 1,493.478.

The “Ending Value” will be the closing level of the Market Measure on the calculation day.

The calculation day is subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days.”

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day and the final Observation Date were the fifth trading day prior to the date of acceleration. We will also determine the amount of any accrued and unpaid interest. Any such final interest payment may be prorated by the calculation agent to reflect the length of the final interest payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE MARKET MEASURE

All disclosures contained in this pricing supplement regarding the Market Measure, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by FTSE Russell, the sponsor of the RTY. We refer to FTSE Russell as the “Index Sponsor.” The Index Sponsor, which licenses the copyright and all other rights to the Market Measure, has no obligation to continue to publish, and may discontinue publication of, the Market Measure. The consequences of the Index Sponsor discontinuing publication of the Market Measure are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor index.

None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Market Measure.

You should make your own investigation into the Market Measure.

The Russell 2000® Index

The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Additional information on the RTY is available at the following website: http://www.ftserussell.com. No information on that website is deemed to be included or incorporated by reference in this pricing supplement.

Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. FTSE Russell calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the notes.

Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.

An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Exchange traded funds and mutual funds are also excluded.

Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

The following graph sets forth the daily historical performance of the RTY in the period from January 1, 2008 through the pricing date. This historical data on the RTY is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the RTY during any period set forth below is not an indication that the level of the RTY is more or less likely to increase or decrease at any time over the term of the notes. The horizontal red line in the graph represents the Accrual Barrier and Threshold Value of 1,194.782, which is 80% of the Starting Value of 1,493.478.

Before investing in the notes, you should consult publicly available sources for the levels of the RTY.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by our affiliate, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the notes.

FTSE Russell and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the notes. The license agreement provides that the following language must be stated in this pricing supplement:

The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell’s only relationship to MLPF&S and to us is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed, and calculated by FTSE Russell without regard to MLPF&S, us, or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity.  This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as income bearing single financial contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel Morrison & Foerster LLP, it is reasonable to treat the notes as income bearing single financial contracts with respect to the Market Measure. However, Morrison & Foerster LLP has advised us that it is unable to conclude that it is more likely than not that this treatment will be upheld. This discussion assumes that the notes constitute income bearing single financial contracts with respect to the Market Measure for U.S. federal income tax purposes. If the notes did not constitute income bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in the Market Measure would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Market Measure were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Market Measure and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stocks included in the Market Measure is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of the interest payments on the notes is uncertain, we intend to take the position, and the following discussion assumes, that the interest payments constitute taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the interest payments as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any interest payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The IRS released Notice 2008-2 (“Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the Market Measure asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

Because the Market Measure is an index that periodically rebalances, it is possible that the notes could be treated as a series of income bearing single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including the interest payments) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of the interest payments made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued interest which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any interest payment and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such interest payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “Market Measure security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Market Measure or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Market Measure or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.